HAMILTON INSURANCE GROUP, LTD.
Wellesley House North, 1st Floor
90 Pitts Bay Road
Pembroke HM 08 Bermuda
November 7, 2023
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention:	Sarmad Makhdoom
Michael Henderson
Tonya K. Aldave
Chris Windsor

Re:	Hamilton Insurance Group, Ltd.
Registration Statement on Form S-1
File No. 333-275000
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, on behalf of Hamilton Insurance Group, Ltd. (the “Company”), hereby respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that it becomes effective at 4:00 p.m., Eastern Time, on November 9, 2023, or as soon thereafter as practicable, or at such time thereafter as the Company or its outside counsel, Willkie Farr & Gallagher LLP, may request by telephone to the staff of the Securities and Exchange Commission.
Please confirm that the Registration Statement has been declared effective by contacting Michael Groll at Willkie Farr & Gallagher LLP at 212-728-8616. The cooperation of the staff in meeting the timetable described above is very much appreciated.

Should you have any questions regarding any of the foregoing, please do not hesitate to contact me at (441) 405-5205 or Michael Groll of Willkie Farr & Gallagher LLP, at (212) 728-8616.

Very truly yours,

HAMILTON INSURANCE GROUP, LTD.

By:	/s/Gemma Carreiro
Name:	Gemma Carreiro
Title:	General Counsel

cc:	Michael Groll, Willkie Farr & Gallagher LLP
Matthew B. Stern, Willkie Farr & Gallagher LLP